Exhibit 99.3

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Interim Consolidated Financial Statements

For the Three Months Ended

March 31, 2007 and 2006

NOTICE OF READER

NO AUDITOR REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, "Continuous Disclosure Obligations", Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying interim consolidated financial statements of Poly-Pacific International Inc. consisting of  the interim consolidated balance sheet as at March 31, 2007 and the interim consolidated statements of operations and changes in shareholders’ equity for the three month period ended March 31, 2007 are the responsibility of the Company’s management.

The interim consolidated financial statements have been prepared by management and the Company's independent auditors, Collins Barrow Edmonton LLP, have not performed a review of these interim consolidated financial statements.

“Signed”

“Randy Hayward”

Randy Hayward

President, and

Acting Chief Executive Officer

Acting Chief Financial Officer

May 30, 2007

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Interim Consolidated Balance Sheet

March 31, 2007

March 31,

December 31,

2007

2006

ASSETS

Current Assets

Cash

$

53,509

$

---

Accounts receivable

154,197

108,763

Other receivable

48,400

13,746

Inventories

188,226

276,639

Current assets of discontinued operations (Note 8)

10,737

10,338

455,069

409,486

Deposit

29,128

29,400

Property and equipment (Note 3)

845,166

874,951

$

1,329,363

$

1,313,837

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$

---

$

2,144

Accounts payable and accrued liabilities

644,027

792,001

Bank loan (Note 4)

577,300

584,941

Current portion of long-term debt (Note 5)

138,851

154,281

Debentures payable

102,000

102,000

Current liabilities of discontinued operations (Note 8)

128,236

129,822

1,590,414

1,765,189

Non-controlling interest of variable

    interest entity

305,589

280,589

1,896,003

2,045,778

Going concern (Note 1)

Subsequent Events (Notes 10)

SHAREHOLDERS' EQUITY

Share capital (Note 6)

3,060,569

2,467,602

Authorized:

Unlimited common and preferred shares

Common shares issued and outstanding:

March 31, 2007       -  38,162,439

December 31, 2006 - 25,237,740

Additional paid in capital

1,171,781

778,796

Accumulated deficit

(4,852,185)

(4,031,534)

Accumulated other comprehensive income

53,195

53,195

(566,640)

(731,941)

$

1,329,363

$

1,313,837

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board

Signed:

Signed:

“Edward Chambers”

“Randy Hayward”

Director

Director

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Interim Consolidated Statement of Operations

For the Three Months Ended March 31, 2007 and 2006

January 1

January 1

to March 31,

to March 31,

2007

2006

Sales

$

246,380

$

508,742

Direct costs

158,252

252,443

Gross profit

88,128

256,299

Expenses

General and administrative

257,879

136,167

Stock based compensation

392,985

---

Occupancy costs

84,921

40,617

Professional fees

54,696

33,905

Amortization of property, plant and equipment

29,785

37,406

Selling and marketing

29,992

24,861

Foreign currency exchange loss (gain)

21,945

(32,689)

Management fees

---

16,600

Regulatory costs

3,011

5,411

875,214

262,278

Operating loss from continuing operations

(787,086)

(5,979)

Interest income

---

(48)

Interest expense

16,850

16,620

Operating Loss from continuing operations

before income taxes

(803,936)

(22,551)

Income taxes – current

---

---

Loss from continuing operations

(803,936)

(22,551)

Loss from discontinued operations

(16,715)

(52,679)

Net loss for the year

$

(820,651)

$

(75,230)

Loss per share from continuing

operations (Note 7)

$

(0.025)

$

(0.001)

Loss per share from discontinued

operations (Note 7)

$

(0.001)

$

(0.003)

Net Loss per share (Note 7)

$

(0.026)

$

(0.004)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Interim Consolidated Statement of Shareholders' Equity

For the Three Months Ended March 31, 2007

	Share Capital

	Number of Shares	Amount	Number of Warrants	Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Comprehensive loss	Shareholders equity (Deficit)

Balance at December 31, 2006	25,237,740	$ 2,293,422	5,595,284	$ 174,180	$ 778,796	$ (4,031,534)	$ 53,195	$ -	$ (731,941)

Issuance of common shares	6,000,000	157,914	6,000,000	133,977	-	-	-	-	291,891

Exercise of Warrants and Stock options	3,752,491	301,076	(2,072,991)	-					301,076

Stock-based compensation		-	-	-	392,985	-	-	-	392,985

Loss for the period		-	-	-	-	(820,651)	-	-	(820,651)

Comprehensive loss	-	-	-	-	-	-	-	(820,651)	-

Balance at March 31, 2007	34,990,231	2,752,412	9,522,293	308,157	1,171,781	(4,852,185)	53,195	-	(566,640)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Interim Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2007

January 1 to

January 1 to

March 31,

March 31,

2007

2006

Cash Provided by (Used in):

Operating Activities

Net loss from continuing operations

$

(803,936)

$

(22,551)

Items not requiring cash:

Amortization of property, plant and equipment

29,785

37,406

Stock based compensation

392,985

---

Net change in non-cash working capital

(139,377)

(148,933)

Funds used in continuing operations

(520,543)

(134,078)

Funds used in discontinued operations (Note 8)

(18,700)

(61,285)

Cash used in operating activities

(539,243)

(195,363)

Financing Activities

Bank overdraft (repayment) advances

(2,144)

76,733

Repayment of long-term debt

(15,430)

(7,846)

Bank loan (repayment) advances

(7,641)

65,130

Non-controlling interest

25,000

---

Issuance of share capital, net of share issue costs

592,967

---

Funds provided by (used in) discontinued operations (Note 8)

---

---

Cash provided by financing activities

592,752

134,017

Investing Activities

Funds provided by (used in) continuing operations

---

---

Funds provided by (used in) discontinued

---

---

     Operations (Note 8)

---

---

Increase (decrease) in cash

53,509

(61,346)

Cash, beginning of period

---

61,346

Cash, end of period

$

53,509

$

---

Supplemental cash flow information (Note 6)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

1.

Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995.  The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic material.

Going Concern

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $1,970,479 for the year ended December 31, 2006, and $820,651 for the three months period ending March 31, 2007, with a total accumulated deficit of $4,852,185.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principals for interim consolidated financial statements and do not include all of the disclosures found in the Company's annual financial statements.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2006.  The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of December 31, 2006.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”), Poly-Pacific Technologies Inc. (“PPT”), and PolyRan Reclamation Inc (“Poly-Ran”) a variable interest entity in which the Company is the primary beneficiary.  As discussed in Note 8, at December 31, 2006, Everwood was classified as a discontinued operation.  All inter-company transactions have been eliminated on consolidation.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

3.

Property, Plant and Equipment

March 31,

December 31,

2007

2005

Accumulated

Cost

Amortization

Net

Net

Automotive

$

29,508

$

18,586

$

10,922

$

12,920

Computer equipment

83,406

67,155

16,251

21,834

Leasehold improvements

17,086

4,515

12,571

12,983

Office equipment

105,879

63,553

42,326

50,313

Plant equipment

1,615,828

852,732

763,096

948,661

$

1,851,707

$

1,006,541

$

845,166

$

1,046,711

4.

Bank Loan

2007

2006

Bank loan bears interest at a rate of U.S. prime

plus 1%, interest only payments, matured on

November 25, 2006.  The bank has

extended this loan

until May 26, 2007.

The bank loan is secured by a general

security agreement.  The approved credit

is to a maximum of $500,000 USD.

$

577,300

$

584,941

5.

Long-Term Debt

2007

2006

Equipment loan, repayable in monthly

Instalments of $5,461, including principal

and interest at prime plus 1%, matures

June 24, 2009 and is secured by equipment

with a carrying amount of $763,096

$

        138,851

$

154,281

Less current portion

138,851

154,281

$

---

$

---

Principal instalments required to be paid over the remaining three years are as follows:

2007

$

40,703

2008

59,596

2009

38,552

$

138,851

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

Bank Loan and Equipment Loan (Continued)

The loan agreement for the bank loan (Note 6) and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels.  As at March 31, 2007, the Company was not in compliance with these requirements.  Consequently, the equipment loan and bank loan could be repayable on demand and has been classified as current liabilities.

6.

Share Capital

Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

On February 6, 2007, the Company issued 6,000,000 units at a price of $0.05 per Unit for net proceeds of $291,891 (net of legal fees of 8,109).   Each Unit is comprised of one common share and one Common Share purchase warrant.   Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

For the share purchase warrants issued pursuant to the private placement , the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares ($157,914) and warrants ($133,977) issued.  The fair value of each warrant was estimated using the Black-Scholes fair value option pricing model with the following weighted average assumptions:

Annualized volatility	186%
Risk-free interest rate	4.15%
Expected life of warrants in years	2.0 years
Dividend rate	0.0%

On March 6, 2007, the Company received acceptance by the TSX Venture Exchange with respect to a debt settlement transaction of an aggregate of 3,172,208 common shares of the Company (the “Common Shares”) ranging in price from $0.05 to $0.10 per Common Share for total debt of $171,438. The Common Shares are subject to a restricted period and can not be traded for a four (4) month period expiring on July 7, 2007.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

6.

Share Capital (continued)

Summary of Common Shares Issued and Outstanding:

Balance, December 31, 2006

25,237,740

Issuance of Private Placements

      detailed above

  6,000,000

Exercise of warrants

  2,072,991

Exercise of Stock Options

  1,679,500

Settlement of outstanding debt

  3,172,208

Balance, March 31, 2007

38,162,439

Stock-Based Compensation Plan

a)

    Summary of the stock option transactions are as follows:

Number of

Weighted Average

Options

Exercise Price

Balance at December 31, 2006

2,580,700

0.10

Granted at $0.10

2,100,000

0.10

Granted at $0.18

1,400,000

0.18

Conversion to common shares

(1,679,500)

0.10

Cancelled

(467,200)

0.10

Balance at March 31, 2007

3,934,000

$

0.10

During the quarter, the Company granted stock options as follow:

i)

The Company granted 1,200,000 stock options to an officer of the Company and consultants on January 11, 2007, exercisable at $0.10.  The stock options to consultants expire on January 11, 2009, and the stock options to an officer of the Company expire on January 11, 2012.   1,000,000 stock options vest in 30 days and 200,000 to one consultant vest on the basis of 25% immediately upon grant, 25% in six months, 25% in twelve months, and the remaining 25% in eighteen months.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

6.

Share Capital (continued)

ii)

The Company granted 1,400,000 stock options to various consultants to the Company on February 1, 2007, exercisable at $0.18, which expires on February 1, 2009, exercisable at $0.10.    These options vest in 30 days.

iii)

The Company granted 800,000 stock options to directors and officer of the Company and 100,000 stock options to a consultant, on March 12, 2007, exercisable at $0.10, which expires on March 12, 2009, exercisable at $0.10.    These options vest in 30 days

b)  The following table summarizes information about stock options outstanding at March 31, 2007:

2006

Options Outstanding

Options Exercisable

     Weighted

Weighted

Average

Weighted

Number

Average

Remaining

Number

Average

Of

Exercise

Contractual

of

Exercise

Options

Price

Life (Years)

Options

Price

234,000

$

0.10

2.0

171,500

$

0.10

200,000

0.10

0.1

200,000

0.10

1,000,000

0.10

1.7

1,000,000

0.10

200,000

0.10

1.7

50,000

0.10

1,400,000

0.18

1.8

1,400.000

0.18

900,000

0.10

1.9

---

0.10

Summary of Stock options expense for the Stock options issued in the first quarter:

i)

  1,200,000 options to an officer and consultants

48,807

ii)   1,400,000 options to consultants

216,863

iii)   900,000 options to directors and officer

59,828

325,498

During the first quarter ended March 31, 2007, the Company recognized $ 392,985 (2006 - $nil) in stock-based compensation expense.   This balance includes $67,487, unrecognized stock based compensation expense for stock options issued in December 2006.    In addition, at March 31, 2007, the Company has $119,132 of unrecognized stock based compensation expense for the non-vested stock options.

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:  interest rate - 4.20%, average expected volatility - 182%, with an expected life of the options.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

7.

Net Loss per Common Share

Loss per share was calculated as follows:

2007

2006

Numerator:

Net loss from continuing operations

$

(803,936)

$

(22,551)

Net loss from discontinued operations

(16,715)

(52,679)

Net loss

$

(820,651)

$

(75,230)

Denominator:

Basic and diluted weighted average

common shares outstanding

31,387,424

18,885,456

Loss per common share:

2007

2006

Continuing operations

$

(0.025)

$

(0.001)

Discontinued operations

(0.001)

(0.003)

Total

$

(0.026)

$

(0.004)

Diluted net loss per common share is calculated using the treasury stock method.  The effects of the potential exercise of options and conversion of the convertible debentures are anti-dilutive for the first quarter ended March 31, 2007 and 2006 and were excluded from the calculation of diluted net loss per common share.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

8.

Discontinued Operations

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to manage costs and to focus its efforts in developing the McAdoo Nylon Reclamation Project in Kingston, Ontario.

Summary of Discontinued Operations are as follow:

	January 1 – March 31, 2007	December 31, 2006

Revenues	---	8,244
Cost of Sales	---	127,088
Expenses	16,715	289,983

Net loss	(16,715)	(408,827)

Summarized Balance Sheets of the Discontinued Operation are as follow:

	March 31, 2007	December 31, 2006

Current Assets	10,737	10,338
Equipment	---	---
Current Liabilities	128,236	129,822

Summarized Statement of Cash flows:

January 1 –

January 1 -

March 31,

March 31,

2007

2006

Operating Activities

Net income (loss)

$

(16,715)

$

(52,679)

Add back for items not involving cash

---

3,174

Net change in non-cash working capital

(1,985)

(11,780)

Cash provided by (used in) operating activities

(18,700)

(61,285)

Cash provided by (used in)

  discontinued operations

$

(18,700)

$

(61,285)

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

9.

Supplemental Cash Flow Information

January 1 to

January 1 to

March 31,

March 31,

2007

2006

Interest paid

$

16,850

$

16,620

10.

Subsequent Events

On May 25, 2007, the Company completed a non-brokered offering of 3,000,000 units (“Units”) at a price of $0.10 per Unit for gross proceeds of $300,000 by way of a private placement (the “Private Placement”). Each Unit comprises of one common share (“Common Share”) and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at a price of $0.40 per Common Share for a period of two years following the date of closing.   The Company intends to use the proceeds from the Private Placement for general working capital purposes.

In addition, the variable interest entity, PolyRan Reclamation Inc., completed a share subscription of 100,000 convertible shares of Poly-Ran for gross proceeds of $100,000.   The Company intends to use the proceeds to further test and develop the McAdoo Nylon Reclamation Project in Kingston, Ontario and for general working capital purposes.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

11.

Financial Instruments

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars.  This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies.  For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars.  The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary.  Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.  The Company has its customers insured and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument.  These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, debentures, bank loan and long-term debt.  As at March 31, 2007, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt, bank loan balances to be received and paid in foreign currency are subject to foreign exchange risk.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk and the Company’s bank loan and long-term debt is subject to interest rate cash flow risk.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

12.

Segmented Information

Poly-Pacific International Inc. has two reportable segments, plastic media and plastic lumber.  These segments are business units that offer different products and operate in different geographic areas.  The plastic media segment manufactures plastic blasting media for industrial use and operates in California, U.S.A.   The discontinued segment in Ontario, Canada, obtained recycled plastic material and used this material to produce plastic lumber for agricultural use.

.

Plastic Blasting Media

And Corporate

Plastic Lumber

Total

January 1 to

January 1 to

January 1 to

January 1 to

January 1 to

January 1 to

March 31,

March 31,

March 31,

March 31,

March 31,

March 31,

2007

2006

2007

2006

2007

2006

Assets

$

1,318,626

$

2,111,758

$

10,737

$

73,585

$

1,329,363

$

2,185,343

Long-lived assets

 in Canada

13,689

19,083

---

60,235

13,689

79,318

Long-lived assets

 outside of

 Canada

831,477

967,393

---

---

845,166

967,393

Sales in Canada

---

---

---

---

---

---

Sales outside

 of Canada

246,380

508,742

---

5,836

246,380

514,578

Sales

246,380

508,742

---

5,836

246,380

514,578

Segment profit

 (loss)

(803,936)

(22,551)

(16,715)

(52,679)

(820,651)

(75,230)

Amortization:

Property, plant

 and equipment

29,785

36,984

---

3,596

29,785

40,580

Interest expense

16,850

16,620

---

---

16,850

16,620

Income tax expense

 (recovery)

---

---

---

---

---

---

Capital expenditures

---

---

---

---

---

---

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

13.

Differences Between United States and Canadian Generally Accepted Accounting Principles

The interim consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada.  Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

March 31,

December 31,

2007

2006

Additional Paid In Capital

Balance under U.S. GAAP

$

1,171,781

$

778,796

Adjustment for stock compensation

for employees (a)

(58,396)

(58,396)

Balance under Canadian GAAP

$

1,113,385

$

720,400

Accumulated Comprehensive Income

Balance under U.S. GAAP

$

53,195

$

53,195

Translation adjustments (b)

(53,195)

(53,195)

Balance under Canadian GAAP

$

---

$

---

Deficit

Balance under U.S. GAAP

$

(4,852,185)

$

(4,031,534)

Translation adjustment (b)

53,195

53,195

Cumulative adjustment of prior

year's differences

58,397

58,396

Balance under Canadian GAAP

$

(4,740,593)

$

(3,919,943)

January to

January 1 to

March 31,

March 31,

2007

2006

Effect on consolidated statement of operations

Net loss under U.S. GAAP

$

(820,651)

$

75,230

Net loss under Canadian GAAP

$

(820,651)

$

75,230

Basic loss per share - Canadian GAAP

$

(0.026)

$

(0.004)

There are no differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

POLY-PACIFIC INTERNATIONAL INC.

(Expressed in Canadian Dollars)

(Unaudited)

Notes to the Interim Consolidated Financial Statements

March 31, 2007

13.

Differences Between United States and Canadian Generally Accepted Accounting Principles

(Continued)

a)

Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002.  Prior to this, no stock based compensation expense was required to be recorded.

b)

Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded in retained earnings rather than as comprehensive income.

14.

Comparative figures

Comparative figures have been restated to conform with the statement presentation adopted for the current year.